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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-13987

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ING Financial Partners, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

900 Locust Street
(No. and Street)

Des Moines	IA	50309
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kristin Hultgren (860) 580-1798
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

55 Ivan Allen Jr Blvd	Atlanta	GA	30308
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB
3/13

OATH OR AFFIRMATION

I, Kristin Hultgren, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ING Financial Partners, Inc., as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial Operations Principal

Title

Notary Public My Commission Exp. Oct 31, 2016

DENISE M. NOWAKOWSKI NOTARY PUBLIC CONNECTICUT

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

ING Financial Partners, Inc.
December 31, 2011
with Report of
Independent Registered Public Accounting Firm

Ernst & Young LLP

ERNST & YOUNG

ING Financial Partners, Inc.
Statement of Financial Condition
December 31, 2011

Contents

Ernst & Young LLP
Suite 1000
55 Ivan Allen Jr. Boulevard
Atlanta, GA 30308

Tel: +1 404 874 8300
Fax: +1 404 817 5589
www.ey.com

Report of Independent Registered Public Accounting Firm

Stockholder and Board of Directors
ING Financial Partners, Inc.

We have audited the accompanying statement of financial condition of ING Financial Partners, Inc. (the Company, an indirect wholly-owned subsidiary of Lion Connecticut Holdings, Inc., which is a wholly-owned subsidiary of ING America Insurance Holdings, Inc.) as of December 31, 2011. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition, referred to above presents fairly, in all material respects, the financial position of ING Financial Partners, Inc. at December 31, 2011, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

Atlanta, Georgia
February 27, 2012

ING Financial Partners, Inc.
Statement of Financial Condition
December 31, 2011

Assets		
Cash and cash equivalents	$	56,900,125
Securities owned, at market value		551,228
Commissions and concessions receivable		10,717,524
Accounts receivable, net of allowance of $325,141		5,161,101
Prepaid expenses		2,936,846
Due from affiliates		1,823,772
Notes receivable		1,889,651
Intangibles, net of accumulated amortization of $551,315		4,410,519
Deferred tax asset		10,512,599
Deferred compensation plan investment		18,912,266
Other assets		140,000
Total assets		113,955,631
Liabilities and stockholder's equity		
Liabilities:		
Securities sold, not yet purchased, at market value		47,498
Commissions and concessions payable		10,740,998
Accounts payable and other accrued liabilities		3,046,700
Due to affiliates, including $1,881,669 under tax allocation agreement		9,001,028
Deferred compensation plans accrued liabilities		21,147,962
Other liabilities		1,057,157
Total liabilities		45,041,343
Stockholder's equity:		
Common stock ($10 par value; 5,000 shares authorized; 1,500 shares issued and outstanding)		15,000
Additional paid-in capital		57,553,506
Retained earnings		11,345,782
Total stockholder's equity		68,914,288
Total liabilities and stockholder's equity	$	113,955,631

The accompanying notes are an integral part of this financial statement.

1. Nature of Business and Ownership

ING Financial Partners, Inc. (the Company) is a broker-dealer registered under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is an indirect wholly-owned subsidiary of Lion Connecticut Holdings, Inc. (Parent), which is a wholly-owned subsidiary of ING America Insurance Holdings, Inc. (ING AIH). ING AIH is a wholly-owned subsidiary of ING Groep N.V. (ING), a global financial services holding company based in the Netherlands.

The Company is a fully disclosed broker-dealer and clears all securities transactions through clearing brokers. The Company does not carry customer accounts and is not required to make the periodic computation of reserve requirements for the exclusive benefit of customers. Therefore, the Company is exempt from Securities and Exchange Commission (SEC) Rule 15c3-3.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers deposits that can be redeemed on demand and highly liquid investments that have original maturities of three months or less, when purchased, to be cash and cash equivalents. Cash equivalents are not held for sale in the ordinary course of business.

Securities Owned

Marketable securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities. Trading securities are carried at market value with net realized and unrealized gains and losses, determined using the specific identification method, being recognized in earnings. For further discussion regarding Securities Owned, see footnote 7, *Fair Value of Financial Instruments*.

Accounts Receivable

Accounts receivable are reported in the statement of financial condition at net realizable value. Based on management's assessment, the Company provides for estimated uncollectible amounts through a charge to expense and a credit to a valuation allowance in the period that the receivable is determined to be uncollectible.

Prepaid Expenses

The Company classifies expenses that are paid before the benefit is received as prepaid expense in the statement of financial condition. This prepaid expense is charged to operations ratably over the period of benefit.

Notes Receivable

The Company loans money to certain of its registered representatives under two types of promissory note agreements, which bear interest at various rates. One such agreement is a forgivable promissory note and the other is a payback promissory note which is described more fully below. Each forgivable note contains a provision for forgiveness of principal and accrued interest if the registered representative meets specified commission production levels. The forgiveness determination is made at specified intervals that coincide with scheduled principal and interest payments. The Company amortizes the principal balance of the notes into operations as commission expense ratably over the contractual term of the notes. Notes receivable relating to these loan agreements in the amount of $1,497,892 is reported in Notes receivable on the statement of financial condition. Total principal amortization for 2011 was $492,743. The allowance for bad debt relating to these loan agreements was $34,223 as of December 31, 2011.

The payback notes are payable by the registered representatives to the broker-dealer and are due at various maturity dates. Notes receivables relating to these loan agreements in the amount of $391,759 is reported at December 31, 2011 in Notes receivable on the statement of financial condition. There was no allowance for bad debt relating to these loan agreements as of December 31, 2011.

Intangibles

On January 1, 2011, the Company purchased 973 registered representatives, and their related customer accounts from its affiliate, ING Financial Advisers, LLC via a sale of assets. The purpose of this transfer was to consolidate ING's retail broker-dealer activities into one firm. The purchase price of $5,040,584 was paid by the Company on January 1, 2011. Intangibles are being amortized on a straight-line basis over a period of 9 years and are stated net of accumulated amortization in the amount of $4,410,519 at December 31, 2011, which is reported in Intangibles on the statement of financial condition.

Income Taxes

Deferred income tax assets and liabilities result from temporary differences between the tax basis of assets and liabilities and their reported amounts in the statement of financial condition that will result in taxable or deductible amounts in future years.

Securities Sold, Not Yet Purchased

Securities sold, not yet purchased, are recorded at market value. Market value is generally determined by quoted prices on national exchanges. Net realized and unrealized gains and losses are reported in the statement of income. If listed market prices are not available, fair value is determined based on other relevant factors, including broker or dealer price quotations. Securities sold, not yet purchased, represent obligations to deliver specified securities sold short at prevailing market prices in the future to satisfy these obligations, generally within three business days.

Commissions and Concessions Receivable

Commissions and concessions receivable reflect commissions on products sold and fee income.

Commissions and Concessions Payable

Commissions and concessions payable reflect compensation to agents for products sold and advisory services.

Financial Instruments with Off-Balance Sheet Risk

The securities transactions of the Company's customers are introduced on a fully disclosed basis with a clearing broker-dealer. The Company holds no customer funds or securities. The clearing broker-dealer is responsible for execution, collection of and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments. In this event, the clearing broker-dealer may charge any related losses to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker-dealer.

Fair Value

In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2010-06, "*Fair Value Measurements and Disclosures* (Accounting Standards Codification (ASC) Topic 820): *Improving Disclosures about Fair Value Measurements*" (ASU 2010-06), which requires several new disclosures, as well as clarification to existing disclosures, as follows:

- Significant transfers in and out of Level 1 and Level 2 fair value measurements and the reason for the transfers;

- Purchases, sales, issuances, and settlement, in the Level 3 fair value measurements reconciliation on a gross basis;

- Fair value measurement disclosures for each class of assets and liabilities (i.e., disaggregated); and

- Valuation techniques and inputs for both recurring and nonrecurring fair value measurements that fall in either Level 2 or Level 3 fair value measurements.

The provisions of ASU 2010-06 were adopted by the Company on January 1, 2010, and are included in the Fair Value of Financial Instruments note to these Financial Statements, except for the disclosures related to the Level 3 reconciliation, which were adopted by the Company on January 1, 2011 fiscal year. As the pronouncement only pertains to additional disclosure, the adoption had no effect on the Company's financial condition, results of operations, or cash flows.

Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in US GAAP and International Financial Reporting Standards (IFRSs)

In May 2011, the FASB issued ASU 2011-04, "*Fair Value Measurements and Disclosures* (ASC Topic 820): *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in US GAAP and IFRSs*" (ASU 2011-04), which includes the following amendments:

- The concepts of highest and best use and valuation premise are relevant only when measuring the fair value of nonfinancial assets;

- The requirements for measuring the fair value of equity instruments are consistent with those for measuring liabilities;

- An entity is permitted to measure the fair value of financial instruments managed within a portfolio at the price that would be received to sell or transfer a net position for a particular risk; and

- The application of premiums and discounts in a fair value measurement is related to the unit of account for the asset or liability.

ASU 2011-04 also requires additional disclosures, including use of a nonfinancial asset in a way that differs from its highest and best use, categorization by level for items in which fair value is required to be disclosed, and further information regarding Level 3 fair value measurements.

The provisions of ASU 2011-04 are effective during interim or annual periods beginning after December 15, 2011, and should be applied prospectively. The Company is currently in the process of determining the impact of adoption of the provisions of ASU 2011-04.

Subsequent Events

The Company has evaluated subsequent events for recognition and disclosure through the date the financial statements were issued.

3. Income Taxes

The results of the Company's operations are included in the consolidated tax return of ING AIH. ING AIH and its subsidiaries each report current income tax expense as allocated under a consolidated tax allocation agreement. Generally, this allocation results in profitable companies recognizing a tax provision as if the individual company filed a separate return and loss companies recognizing benefits to the extent of their losses.

Deferred income taxes have been established by each member of the consolidated group based upon the temporary differences within each entity. Significant components of the Company's deferred tax asset at December 31, 2011 are as follows:

Deferred tax asset:	
Deferred compensation	$ 6,831,798
Pension	2,589,583
Other	1,091,218
Total deferred tax asset	$ 10,512,599

Management has evaluated the need for a valuation allowance for the deferred tax asset and believes that the deferred tax asset will more likely than not be realized. Accordingly, no valuation allowance has been recognized.

The Company has reviewed and evaluated the relevant technical merits of each of its tax positions in accordance with ASC Topic 740, *Income Taxes*, and determined that there are no uncertain tax positions that would have a material impact on the financial statements of the Company.

The Internal Revenue Service (IRS) is currently examining ING AIH's tax returns for the years 2010 through 2012 as a part of the IRS Compliance Assurance Process (CAP) program. Tax year 2009 was settled with the IRS in the first quarter of 2011. Management is not aware of any adjustments as a result of the settlement of the prior year audits or the continuing examinations that would have a material impact on the financial statements of the Company.

4. Related Party Transactions

ING AIH allocates a portion of their general administrative expenses to the Company based on volume of business, number of personnel, and activity.

Amounts reported in the statement of financial condition related to transactions and agreements with affiliates may not be the same as those recorded if the Company was not a wholly-owned subsidiary of its Parent.

5. Employee and Registered Representative Benefits

401(k) and Pension Plans for Employees

The employees of the Company are covered by a variety of employee benefit plans (both 401(k) and pension) that are administrated by affiliates. The different plans have various eligibility standards, vesting requirements, and guidelines for matching. The Company had no separate employee benefit plans in 2011 and relied on its affiliated companies to cover all eligible employees. All benefits that were paid by affiliates were charged back to the Company for reimbursement.

Deferred Compensation Plans for Employees and Registered Representatives

The Company maintains deferred compensation plans (Plans) for registered representatives and other eligible employees. Under the Plans, if certain eligibility requirements are met, a participant may defer a portion of their income, including commission and fee earnings, as applicable. Such amounts are charged to salaries and employee benefits by the Company. Additionally, the Company may, at its discretion, allocate additional amounts to participants. Participants may elect to have all or a portion of their deferred compensation account indexed to rates of return on a variety of investment options, including a fixed rate option. The Company accrues interest to these participants based upon the actual rate of return on the underlying investment index choice. Such amounts are included in the Company's 2011 results of operations. The plans are unfunded; therefore, benefits are paid from the general assets of the Company. However, for one of the Plans, the Company has made investments that mirror amounts and elections of the participants, of which $18,912,266 is included as a deferred compensation plan investment on the statement of financial condition and is carried at market value. The total of net participant deferrals, which is reflected within deferred compensation plans accrued liabilities on the statement of financial condition, was $21,147,962 at December 31, 2011.

6. Contingencies

The Company is party to claims, lawsuits, and/or arbitrations arising in the course of its normal business activities. While it is not possible to forecast the outcome of such lawsuits/arbitrations, in light of existing insurance and established reserves, it is the opinion of management that the disposition of such lawsuits/arbitrations will not have a materially adverse effect on the Company's operations or financial position.

The Company and its affiliates periodically receive informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the Company, its affiliates or the financial services industry. Such investigations and inquiries could result in regulatory action against the Company. The potential outcome of any such action is difficult to predict but could subject the Company or its affiliates to adverse consequences, including, but not limited to, settlement payments, penalties, fines and other financial liability. It is not currently anticipated that the outcome of any such action will have a material adverse effect on the Company.

7. Fair Value of Financial Instruments

ASC Topic 820, *Fair Value Measurements and Disclosures* (ASC Topic 820), defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC Topic 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included in level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2011:

Fair Value Measurements on a Recurring Basis

As of December 31, 2011

	Level 1	Level 2	Level 3	Netting and Collateral	Total
Assets:					
Cash equivalents	$ 56,320,107	$ -	$ -	$ -	$ 56,320,107
Restricted cash	140,000	-	-	-	140,000
Securities owned:					
Mutual funds	25,050	-	-	-	25,050
Equities	8,308	-	-	-	8,308
Limited partnerships	-	-	517,870	-	517,870
Deferred compensation plan investment:					
Money market funds	1,352,654	-	-	-	1,352,654
Mutual funds	17,559,612	-	-	-	17,559,612
Liabilities:					
Securities sold, not yet purchased					
Municipal bonds	$ -	$ 40,394	$ -	$ -	$ 40,394
Equities	7,104	-	-	-	7,104

The Company assumed the ownership of certain limited partnership shares as a result of a legal settlement. The partnerships, in which the Company owns shares, are primarily engaged in the business of the acquisition and development of commercial real estate, the drilling of natural gas development wells, and the trading of futures in agriculture, metals energy and interest rates. The securities are held as trading securities by the Company, but by their nature are illiquid investments with limited marketability. Therefore, the Company has referenced third-party information to determine the fair value of the investments as of December 31, 2011. As these securities do not have an active market through which fair value can be determined, the Company has classified the assets as Level 3 as of both 2010 and 2011.

There have been no transfers between levels for the year ended December 31, 2011.

8. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined.

At December 31, 2011, the Company had net capital of $34,084,743, which was $33,834,743 in excess of the required net capital of $250,000. The Company had no aggregate debit items at December 31, 2011.

Under the clearing arrangement with the clearing broker, the Company is required to maintain certain minimum levels of net capital and comply with other financial ratio requirements. At December 31, 2011, the Company was in compliance with all such requirements.

Ernst & Young LLP
Suite 1000
55 Ivan Allen Jr. Boulevard
Atlanta, GA 30308
Tel: +1 404 874 8300
Fax: +1 404 817 5589
www.ey.com

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Board of Directors and Management of
ING Financial Partners, Inc.:

We have performed the procedures enumerated below, which were agreed to by the Board of Directors and management of ING Financial Partners, Inc., the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating ING Financial Partners, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2011. ING Investment Partners, Inc.'s management is responsible for ING Financial Partners, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries and copies of checks, noting no findings
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011 with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no findings
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers by revenue type, noting no findings
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments, noting no findings

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2011. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 27, 2012

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12/31, 2011
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

013987 FINRA DEC
ING FINANCIAL PARTNERS INC 18*18
ATTN: COMPLIANCE DEPT
909 LOCUST ST
DES MOINES IA 50309-2808

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Kristin Hultgren (860) 580-1798

2. A. General Assessment (item 2e from page 2) $ 226,098

B. Less payment made with SIPC-6 filed (exclude interest) (110,966)

7/21/2011
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 115,132

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 115,132

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

ING Financial Partners, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 23rd day of February, 2012.

Assistant CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1, 20 11
and ending 12/31, 20 11

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9. Code 4030)	$ 331,179,409
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	240,740,389
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ____ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $____	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $____	
Enter the greater of line (i) or (ii)	
Total deductions	240,740,389
2d. SIPC Net Operating Revenues	$ 90,439,020
2e. General Assessment @ .0025	$ 226,098 (to page 1, line 2.A.)

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